UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BMO 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2024 and 2023 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 20, 2025. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of GJC CPA’S & ADVISORS

BMO 401(k) SAVINGS PLAN

Financial Statements

For the Years Ended December 31, 2024 and 2023

With Report of Independent Registered Public Accounting Firm

BMO 401(k) SAVINGS PLAN

Years Ended December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2025

To the Benefits Administration Committee

BMO Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BMO 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2024, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits for each of the two years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Benefits Administration Committee

BMO Financial Corp.

June 20, 2025

Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CONTINUED)

Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Chicago, Illinois

We have served as the Plan’s auditor since 2009.

BMO 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	2024	2023
ASSETS
Investments at fair value (see Notes 2 and 3)
Cash and cash equivalents	$10,194,059	$—
Registered investment companies	290,552,712	245,294,778
Common and collective trusts	4,163,299,428	4,089,964,835
Common stock – Bank of Montreal	137,890,385	146,661,364

Investments at fair value	4,601,936,584	4,481,920,977
Investments, at contract value	308,569,979	—

Total investments	4,910,506,563	4,481,920,977

Notes receivable from participants	61,096,247	55,970,304
Employer contributions receivable	—	85,677
Participant contributions receivable	—	97,273

Net assets available for benefits	$4,971,602,810	$4,538,074,231

The accompanying notes are an integral part of these financial statements.

BMO 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2024 and 2023

	2024	2023
ADDITIONS
Contributions
Employer contributions	$155,015,106	$135,297,395
Participant contributions	184,725,308	154,385,868
Participant rollovers	32,958,053	19,946,397

Total contributions	372,698,467	309,629,660

Interest and dividend income	23,290,648	36,712,530
Interest income on notes receivable from Participants	3,830,012	2,747,125
Net realized and unrealized appreciation in fair value of investments	602,128,832	520,823,335
Plan transfer	—	1,500,116,195

Total additions	1,001,947,959	2,370,028,845

DEDUCTIONS
Benefits payments to participants	564,786,252	405,040,290
Deemed distributions	2,539,046	4,069,753
Administrative expenses	1,094,082	1,141,761

Total deductions	568,419,380	410,251,804

Net increase	433,528,579	1,959,777,041
Net assets available for benefits, beginning of year	4,538,074,231	2,578,297,190

Net assets available for benefits, end of year	$4,971,602,810	$4,538,074,231

The accompanying notes are an integral part of these financial statements.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the BMO 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee of BMO Financial Corp. (BFC; the Administration Committee) covering all regular full- and part-time employees of BMO Bank N.A. and affiliated companies, as well as the U.S. employees of Bank of Montreal and its U.S. subsidiaries (including BOTW as defined below, BMO U.S.). The employees covered by the Plan are referred to collectively as the “participants.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

On February 1, 2023, BFC acquired BancWest Holding, Inc. and Bank of the West (BOTW) and eligible employees of BOTW commenced employment with the employer (the Transferred Employees). Effective on August 6, 2023 (the Merger Date), the Bank of the West 401k Savings Plan (BOTW Plan) was merged with and into the Plan. On the Merger Date, a Transferred Employee became a participant in the Plan if he or she met the eligibility requirements. On or about the Merger Date, all account balances of BOTW Plan participants maintained under the BOTW Plan immediately prior to the Merger Date were transferred to the Plan and, thereafter, held and distributed pursuant to the terms of the Plan.

Eligibility

All regular full- and part-time employees of BMO U.S., other than leased, contracted, or work-study employees, are eligible to begin participation in the Plan on their date of hire or the date they transfer to BMO U.S. from a non-U.S. affiliate or subsidiary of Bank of Montreal.

Administration

Effective May 1, 2023, Empower Trust Company, LLC (Empower) became the trustee and administrator of the Plan. Previously, Bank of New York Mellon Corporation was the trustee and Conduent was the administrator of the Plan.

Contributions

Participants are automatically enrolled 30 days after becoming eligible with a 5% pre-tax contribution. Following a participant’s one-year anniversary, the contribution rate automatically increases by 1% each January until a pre-tax savings rate of 10% is reached. Alternatively, participants may elect to opt-out, or choose to contribute from 1% to 75% of their pay (as defined) on a pre-tax and/or Roth after-tax basis. Participants may also contribute an additional 401(k) catch-up contribution equal to 1% to 75% of their pay (as defined) on a pre-tax and/or Roth after-tax basis starting January 1 of the year they reach age 50. Contributions are subject to the annual contribution limits as specified in the Internal Revenue Code of 1986 (the IRC), as amended. An election made by the participant may also provide for an automatic increase either in the amount or rate of his or her 401(k) contributions. Non-Roth after-tax contributions by participants are not permitted.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

BFC makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $345,000 in 2024 and $330,000 in 2023). Participants are immediately eligible to receive BFC’s matching contributions.

BFC makes employer non-elective contributions to the participants’ accounts each pay period, equal to 2% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the IRS ($345,000 in 2024 and $330,000 in 2023). Participants are immediately eligible to receive BFC’s non-elective contributions.

Participant Accounts

Each participant’s account is credited with his or her contributions, including eligible rollover contributions, allocations of the employer contributions, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. Participants who do not make an investment election are automatically invested in a Qualified Default Investment Alternative (QDIA), an age-appropriate target date fund. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All participant and employer contributions are fully vested at all times, except for the employer’s non-elective contributions, which require participants to attain three years of credited service to be fully vested. The Plan provides that a participant vests fully in the non-elective contributions upon the date such participant ceases to be employed due to certain circumstances, such as long-term disability, death, or involuntary termination due to a reduction in workforce.

Forfeitures

If a participant was not vested in his or her non-elective contribution account when their employment terminated, the balance of the participant’s non-elective contribution at the time of termination shall be forfeited upon the earlier of the time the participant receives a distribution of the entire non-forfeitable portion of all his or her account balances or the date the participant incurs five consecutive one-year breaks in service. Forfeitures shall first be applied to reduce future employer contributions, and any remaining forfeitures shall be applied to pay Plan expenses, as permitted. The unallocated forfeitures balance as of December 31, 2024 and 2023, were $4,468,449 and $7,344,495, respectively, and forfeitures used to reduce Company contributions were $4,487,506 for 2024 and $1,278,427 for 2023.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Participants also have the option of receiving their account balance in a series of monthly, quarterly, semi-annual, or annual installments, or may request a partial withdrawal at any time, subject to the Plan’s terms.

While employed by BMO, participants may have access to certain in-service withdrawals if they qualify under the terms set forth by the Plan.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate published in the Wall Street Journal on the last business day of each month. Interest rates range from 3.25% to 9.50% in the loan fund as of December 31, 2024 and 2023.

Participants repay such loans with interest through payroll deductions or, upon termination of employment, by ACH or check. Principal and interest repayments are allocated to participants’ current investment options.

Bank of Montreal Stock Fund

The Plan invests in common stock of Bank of Montreal (NYSE: BMO) through its BMO Stock Fund. The BMO Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Participants can invest any percentage of their contributions in the BMO Stock Fund, up to a maximum allocation of 25%. Participants may rebalance or reallocate their existing account balance into the BMO Stock Fund at any time, up to a maximum allocation of 25%. Certain trade restrictions apply to individuals identified as trading window restricted employees.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Bank of Montreal Stock Fund (continued)

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by Bank of Montreal prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by BFC’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of five or more senior officers appointed by the Human Resources Committee of BFC.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value, using the net asset value practical expedient as provided by the Financial Accounting Standard Board’s Accounting Standards Codification (ASC) 820, Fair Value Measurements; the underlying investments consist primarily of securities that are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the fair value hierarchy are described as follows:

Level 1:

Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

Level 2:	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Administration Committee deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by BFC. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by BFC.

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2024 and 2023, are summarized as follows:

	2024
	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
ASSETS
Investments
Cash and cash equivalents	$10,194,059	$—	$—	$10,194,059
Registered investment companies	290,552,712	—	—	290,552,712
Common stock
Bank of Montreal	137,890,385	—	—	137,890,385

Total assets in the fair value hierarchy	$438,637,156	$—	$—	438,637,156

Investments measured at NAV
Common and collective trusts				4,163,299,428

Total investments at fair value				$4,601,936,584

	2023
	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
ASSETS
Investments
Registered investment companies	$245,294,778	$—	$—	$245,294,778

Common stock
Bank of Montreal	146,661,364	—	—	146,661,364

Total assets in the fair value hierarchy	$391,956,142	$—	$—	391,956,142

Investments measured at NAV
Common and collective trusts				4,089,964,835

Total investments at fair value				$4,481,920,977

There were no changes in the valuation methodologies used at December 31, 2024 and 2023. There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2024 and 2023.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

The Plan’s investments in common and collective trusts, which invest in equities and fixed-income securities and guaranteed investment contracts, and a money market fund calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit and these accounts have not been classified in the fair value hierarchy in accordance with ASC 820-10. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2024 and 2023.

NOTE 4	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan holds a portfolio of investment contracts that are directly effected with the issuer that comprise traditional investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (the IRC) or the failure of the trust to be tax exempt under Section 501(a) of the IRC.

2.	Premature termination of the contracts.

3.	Plan termination or merger.

4.	Changes to the Plan’s prohibition on competing investment options.

5.	Bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 4	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (continued)

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines.

2.	A breach of material obligation under the contract.

3.	A material misrepresentation.

4.	A material amendment to the agreements without the consent of the issuer.

The investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity date.

NOTE 5	PLAN TERMINATION

Although it has not expressed any such intent, BFC has the right under the Plan to discontinue its contributions and terminate the Plan at any time. Upon termination, the trustee is required to make distributions to each participant in accordance with the Plan’s provisions.

NOTE 6	INCOME TAX STATUS

On May 2, 2016, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. BFC, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Administration Committee believes the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

NOTE 7	RELATED PARTIES AND PARTIES IN INTEREST

Empower acts as the sole trustee over the Plan’s assets. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of BFC.

NOTE 8	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2024:

Total Net Assets per audited financial statements	$4,971,602,810
Investments, at contract value as of December 31, 2024	(308,569,979)
Investments, at fair value as of December 31, 2024	307,223,048

Net assets available for benefits per Form 5500	$4,970,255,879

The following is a reconciliation of the total investments per the financial statements to Form 5500 for the year ended December 31, 2024:

Total investments per audited financial statements	$4,910,506,563
Investments, at contract value as of December 31, 2024	(308,569,979)
Investments, at fair value as of December 31, 2024	307,223,048

Investments per Form 5500	$4,909,159,632

SUPPLEMENTARY INFORMATION

EIN: 51-0275712

Plan #: 001

BMO 401(k) SAVINGS PLAN

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2024

(a) Party-in- Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	(d) Cost	(e) Current Value
	Common and collective trusts
	BlackRock LifePath Index Retirement Non-Lendable Fund H	26,009,118 shares	(a)	$267,350,324
	BlackRock LifePath Index 2065 Non-Lendable Fund H	2,749,242 shares	(a)	33,177,031
	BlackRock LifePath Index 2060 Non-Lendable Fund F	7,170,159 shares	(a)	86,532,344
	BlackRock LifePath Index 2055 Non-Lendable Fund H	10,558,355 shares	(a)	127,367,548
	BlackRock LifePath Index 2050 Non-Lendable Fund H	15,713,801 shares	(a)	188,072,208
	BlackRock LifePath Index 2045 Non-Lendable Fund H	21,914,350 shares	(a)	257,169,281
	BlackRock LifePath Index 2040 Non-Lendable Fund H	18,527,078 shares	(a)	211,449,544
	BlackRock LifePath Index 2035 Non-Lendable Fund H	18,365,269 shares	(a)	203,303,527
	BlackRock LifePath Index 2030 Non-Lendable Fund H	18,969,538 shares	(a)	203,493,818
	BNYM Mellon NSL Stock Index Fund, Institutional Class	1,098,751 shares	(a)	796,814,470
	BNYM Mellon NSL Mid Cap Stock Index Fund, Institutional Class	359,570 shares	(a)	177,617,009
	BNYM Mellon NSL Small Cap Stock Index Fund, Institutional Class	293,575 shares	(a)	130,320,775
	BNYM Mellon NSL Aggregated Bond Index Fund, Institutional Class	380,893 shares	(a)	56,680,676
	BNYM Mellon NSL ACWI ex-U.S. Fund, Institutional Class	340,463 shares	(a)	68,906,260
	BNYM Mellon NSL TIPS Index Fund, Institutional Class	177,610 shares	(a)	26,224,185
	Commingled Pension Trust Fund (U.S. Analyst) of JPMorgan Chase Bank, N.A.	8,350,183 shares	(a)	809,049,218
	WTC-CIF II Midcap Opportunities S3	2,916,786 shares	(a)	60,085,800
	MFS International Equity CL 3A	6,093,658 shares	(a)	112,915,477
	Dimensional U.S. Small Cap Cit T	14,458,124 shares	(a)	159,762,265
	American Century High Yield Corporate CIT	4,656,591 shares	(a)	49,405,498
	T. Rowe Price Emerging Markets Equity Trust (Class B)	139,040 shares	(a)	70,344,561

EIN: 51-0275712

Plan #: 001

BMO 401(k) SAVINGS PLAN

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

As of December 31, 2024

(a) Party-in- Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	(d) Cost	(e) Current Value
	Money Market Funds
	TCW MetWest Total Return Bond Fund C	5,952,001 shares	(a)	$67,257,609

				4,163,299,428

	Registered investment companies
	PIMCO All Asset Fund, Institutional Class	1,755,212 shares	(a)	18,973,840
	BlackRock 80/20 Target Allocation K	10,009,521 shares	(a)	168,860,620
	BlackRock 60/40 Target Allocation K	4,022,059 shares	(a)	60,692,875
	BlackRock 40/60 Target Allocation K	1,827,538 shares	(a)	23,392,489
	BlackRock 20/80 Target Allocation K	1,695,440 shares	(a)	18,632,888

				290,552,712

	Cash and cash equivalents		(a)	10,194,059
	Fully benefit responsive investment contracts
	American General Life Insurance		(a)	51,203,429
	Met Tower Life		(a)	51,203,059
	Nationwide Life Insurance		(a)	51,206,173
	Prudential Insurance Company		(a)	51,203,447
	RGA		(a)	51,203,596
	State Street Bank		(a)	51,203,344

				307,223,048

	Common stock
*	Bank of Montreal	1,164,482 shares	(a)	137,890,385
	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 9.5% and mature in 2025 through 2038	—	61,096,247

				$4,970,255,879

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BMO 401(k) SAVINGS PLAN

Date: June 20, 2025	/s/ Gary M. Hansen
Gary M. Hansen
Secretary
Benefits Administration Committee of BMO Financial Corp., its administrator